Exhibit 99.1

For Immediate Release

April 24, 2008

DRAXIS Obtains Interim Order for Proposed Arrangement

Annual and special meeting of shareholders set for May 23, 2008

TORONTO, ONTARIO — April 24, 2008 — DRAXIS Health Inc. (“DRAXIS”) (TSX: DAX) (NASDAQ: DRAX) announced today that it has obtained an Interim Order from the Quebec Superior Court in connection with the proposed statutory arrangement under which all of DRAXIS’ common shares will be acquired by a subsidiary of Jubilant Organosys Ltd (“Jubilant”) for US$6.00 per common share. The arrangement will be considered at the annual and special meeting of DRAXIS shareholders scheduled to be held at 10:00 a.m. (Toronto time) on Friday, May 23, 2008 at the offices of McCarthy Tétrault LLP, Suite 5300, TD Bank Tower, Toronto, Ontario, Canada.

The record date for determining the holders of common shares of DRAXIS entitled to receive notice of and to vote at the annual and special meeting of shareholders is the close of business on April 24, 2008.

The Notice of Annual and Special Meeting and Management Information Circular relating to the meeting will be mailed to DRAXIS shareholders shortly. Once mailed, the Management Information Circular will be available at www.sedar.com and www.sec.gov, as well as on DRAXIS’ website at www.draxis.com. The Circular provides important information about the proposed plan of arrangement, as well as important information regarding voting procedures. All shareholders are urged to read the Circular once it is available.

About DRAXIS Health Inc.:

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the potential acquisition of DRAXIS by Jubilant in an all cash transaction at US$6.00 per outstanding share (the “Acquisition”);

•                  a special meeting of DRAXIS’ shareholders to consider the Acquisition, currently scheduled for May 23, 2008;

•                  the approval of the Acquisition by DRAXIS’ shareholders;

•                  the ability of each of Jubilant and DRAXIS to satisfy all of the closing conditions to complete the Acquisition;

•                  the possibility that DRAXIS’ shareholders do not approve the Acquisition at the special meeting of shareholders;

•                  the achievement of desired clinical trial results related to DRAXIS’ pipeline products;

•                  timely regulatory approval of DRAXIS’ products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of DRAXIS’ products;

•                  DRAXIS’ ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by DRAXIS and its products;

•                  factors beyond DRAXIS’ control that could cause interruptions in operations in its single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  DRAXIS’ dependence on a small number of key customers;

•                  the disclosure of confidential information by DRAXIS’ collaborators, employees or consultants;

•                  the preservation of healthy working relationships with DRAXIS’ union and employees;

•                  DRAXIS’ ability to grow the business;

•                  the fluctuation of DRAXIS’ financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against DRAXIS succeed;

•                  the volatility of the price of DRAXIS’ common shares;

•                  market acceptance of DRAXIS’ products;

•                  factors described under “Outlook” in DRAXIS’ MD&A for the most recent quarter; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by DRAXIS with the United States Securities and Exchange Commission and which is also filed as DRAXIS’ Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to DRAXIS generally, reference is made to DRAXIS’ most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by DRAXIS with Canadian securities regulators (available on SEDAR at www.sedar.com). The forward-looking statements contained in this document represent DRAXIS’ expectations as at April 23, 2008.  Unless otherwise required by applicable securities laws, DRAXIS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston
Executive Director, Investor Relations
Phone: 1-877-441-1984